CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$5,000,000	$153.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $159,402.50 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $153.50 offset against the registration fee due for this offering and of which $159,249.00 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated October 19, 2007 (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 4242(b)(2) Registration No. 333-145845

$5,000,000 Worst-of-Basket of Reverse Convertible Notes due October 24, 2008 Medium-Term Notes, Series A, No. E-1205

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Initial Valuation Date:	October 19, 2007

Issue Date:	October 24, 2007

Final Valuation Date:	October 21, 2008*

Maturity Date:	October 24, 2008* (resulting in a term to maturity of 1 year)

Denominations:	Minimum denomination of $100,000, and integral multiples of $100,000 in excess thereof.

Reference Asset:	A basket consisting of the following “linked shares”, as described under “Reference Assets—Equity Securities” in the prospectus supplement:

Linked Share	Ticker Symbol	Initial Price	Protection Price (Initial Price x Protection Level)
The Boeing Company	BA	$93.91	$56.35
Bank of America Corporation	BAC	$47.58	$28.55
Ingersoll-Rand Company Limited	IR	$49.50	$29.70

Coupon Rate:	11.00% per annum. See generally “Interest Mechanics” in the prospectus supplement.

Tax Allocation of Coupon Rate:	Deposit income: 4.44% per annum Put premium: 6.56% per annum

Interest Payment Dates:	Paid monthly in arrears on the same day of the month as the issue date and calculated on a 30/360 basis, commencing on the month following the issue date.

Protection Level:	60%

Payment at Maturity:

A $100,000 investment in the Notes will pay $100,000 at maturity unless: (a) the final price of any linked share is lower than the initial price of that linked share; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of any linked share on any day is below its protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the worst performing linked share, calculated as follows:

$100,000 x (Final Price of Worst Performing Linked Share / Initial Price of Worst Performing Linked Share)

The “worst performing linked share” is that linked share of the three in the basket with the most negative percentage change in the closing price from and including the initial valuation date to and including the final valuation date.

You may lose some or all of your principal if you invest in the Notes.

Initial Price:	Closing price of the applicable linked share on the initial valuation date.

Final Price:	Closing price of the applicable linked share on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market(s) for the linked shares or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close.

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738GZN3 and US06738GZN32

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*

Subject to postponement in the event of a market disruption event and as described under a “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset” with respect to the linked shares and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$5,000,000	$0	$5,000,000

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Worst Performing Linked Share?

The table below, based on the assumptions outlined for the linked shares, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in each of the linked shares, based on certain percentage changes between the initial price and final price of the worst performing linked share (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On the final valuation date, the final prices of the linked shares are determined.

If each final price of the linked shares is at or above its initial price, you will receive a payment at maturity of $100,000, regardless of whether any of the protection prices were ever reached or breached during the term of the Notes.

If the final price of any of the linked shares is below its initial price but the closing price of each of the linked share never fell below its protection price during the term of the Notes, you will receive a payment at maturity of $100,000.

If the final price of any of the linked shares is below its initial price and the closing price of any of the linked shares fell below its protection price during the term of the Notes, you will receive the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the price of the worst performing linked share, calculated as follows:

$100,000 x (Final Price of Worst Performing Linked Share / Initial Price of Worst Performing Linked Share)

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the worst performing linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the linked shares, the total return on the Notes would be higher relative to the total return of an investment in the linked shares.

If you had invested directly in any of the linked shares for the same period, you would have received total cash payments representing the number of shares of the linked shares you could have purchased with your $100,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of that linked share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $100,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial valuation date and is held constant regardless of the final level of the applicable linked share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the linked shares from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than each of the dividend yields on the linked shares, the total return on the Notes would be lower relative to the total return of an investment in the linked shares.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in each of the linked shares is set forth below in the Table of Hypothetical Values at Maturity.

PS–3

Assumptions

Linked Share	Initial Price	Protection Level	Protection Price	Dividend Yield
BA	93.91	60%	56.35	1.41%
BAC	47.58	60%	28.55	4.64%
IR	49.50	60%	29.70	1.39%

•	Investor purchases $100,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

•	Coupon rate: 11.00% per annum

•	Coupon amount per month: $916.67

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Price of Worst Performing Linked Share (% Change)	Investment in the Notes		Direct Investment in BA	Direct Investment in BAC	Direct Investment in IR
100%	11.00%		101.40%	104.53%	101.38%
90%	11.00%		91.40%	94.53%	91.38%
80%	11.00%		81.40%	84.53%	81.38%
70%	11.00%		71.40%	74.53%	71.38%
60%	11.00%		61.40%	64.53%	61.38%
50%	11.00%		51.40%	54.53%	51.38%
40%	11.00%		41.40%	44.53%	41.38%
30%	11.00%		31.40%	34.53%	31.38%
20%	11.00%		21.40%	24.53%	21.38%
10%	11.00%		11.40%	14.53%	11.38%
5%	11.00%		6.40%	9.53%	6.38%

0%	11.00%		1.40%	4.53%	1.38%

	Protection Prices Ever Breached?
	NO	YES
-5%	11.00%	6.00%	-3.60%	-0.47%	-3.62%
-10%	11.00%	1.00%	-8.60%	-5.47%	-8.62%
-20%	11.00%	-9.00%	-18.60%	-15.47%	-18.62%
-30%	11.00%	-19.00%	-28.60%	-25.47%	-28.62%
-40%	11.00%	-29.00%	-38.60%	-35.47%	-38.62%
-50%	N/A	-39.00%	-48.60%	-45.47%	-48.62%
-60%	N/A	-49.00%	-58.60%	-55.47%	-58.62%
-70%	N/A	-59.00%	-68.60%	-65.47%	-68.62%
-80%	N/A	-59.00%	-78.60%	-75.47%	-78.62%
-90%	N/A	-79.00%	-88.60%	-85.47%	-88.62%
-100%	N/A	-89.00%	-98.60%	-95.47%	-98.62%

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this pricing supplement, including but not limited to the final valuation date, the initial prices, the final prices, the protection levels, the protection prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset” with respect to the linked shares and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

PS–4

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” with respect with respect to the linked shares and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

Certain U.S. Federal Income Tax Considerations— The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent short-term debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option in respect of the reference asset that is issued by you to us (the “Put Option”). The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as an investment unit consisting of the Debt Portion and Put Option. In purchasing your Notes, you agree to these terms.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN A NOTE ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR NOTES DESCRIBED ABOVE AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR NOTES.

If your Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it would be reasonable to treat the Debt Portion of your Notes as having been issued for the principal amount of the Notes (if you are an initial purchaser) and the coupon payments on the Notes as partly payments of interest and partly payments for the Put Option. Amounts treated as interest would be subject to the general rules governing interest payments on short-term debt. The rules that govern the taxation of such instruments are described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement. Amounts treated as payment for the Put Option would be deferred and accounted for upon sale or maturity of the Notes, as discussed below. Except as otherwise noted, the discussion below assumes that the payments for the Put Option component will be so treated. The terms of your Notes require you and us to allocate the coupon rate to the Debt Portion as paying interest and the Put Option as paying monthly payments as set forth on the cover page.

A cash payment of the principal amount of your Notes upon the maturity of your Notes would likely be treated as (i) payment in full of the principal amount of the Debt Portion, which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Notes and (ii) the lapse of the Put Option, which would result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph.

A cash payment of less than the principal amount of your Notes upon the maturity of your Notes would likely be treated as (i) payment in full of the principal amount of the Debt Portion, which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Notes and (ii) the cash settlement of the Put Option. Under such characterization, if you are an initial purchaser of your Notes, you would generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the initial purchase price of your Notes and (ii) the amount of cash you receive at maturity (including, as described above, any coupon payments in respect of the Put Option component that you received on your Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion. Such gain or loss would generally be short-term capital gain or loss (except to the extent attributable to accrued or unpaid interest that has not yet been included in income). If you are a cash basis taxpayer and do not elect to accrue interest currently, your adjusted basis in your Notes should generally be the purchase price of your Notes. If you are an accrual basis holder, or a cash basis holder that elects to accrue interest on your Notes currently, your adjusted basis in your Notes should generally be the purchase price of your Notes increased by the amount of accrued interest and decreased by any interest that is paid on your Notes.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described in the fourth preceding paragraph) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

PS–5

If you are a secondary purchaser of your Notes, you would be required to allocate your purchase price for your Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion in accordance with the preceding sentence is in excess of the principal amount of the Note, you may be subject to the amortizable bond premium rules described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Consequences—United States Holders U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” with respect to the Debt Portion. If the portion of your purchase price allocated to the Debt Portion is at a discount from the principal amount of the Note, special market discount rules applicable to short-term debt instruments may apply. You should consult your tax advisor with respect to such rules if you purchase your Note at a discount. If the portion of your purchase price allocated to the Debt Portion is in excess of your purchase price for your Notes, you would likely be treated for tax purposes as having paid nothing for the Put Option (i.e., your purchase price for the Put Option would be zero) and as having received a payment for obligating yourself under the Put Option (which will be deferred as described in the fifth preceding paragraph) in an amount equal to such excess. The portion of your purchase price that is allocated to the Put Option or, as discussed in the previous sentence, the amount deemed received for obligating yourself under the Put Option, would likely be offset for tax purposes against amounts you subsequently pay or receive with respect to the Put Option (including amounts paid or received upon a sale of the Notes that are attributable to the Put Option), thereby reducing or increasing the amount of gain or loss you would recognize with respect to the Put Option.

•

In light of the uncertainty as to the United States federal income tax treatment, it would also be a reasonable interpretation of current tax law to treat your Notes as a single contingent short-term debt instrument. However, there are no specific rules that govern this type of instrument and therefore if your Notes were characterized as a single contingent short-term debt instrument, the tax treatment of your Notes would not be entirely clear. In addition, because of the possibility that a market disruption event could extend the term of your Notes to greater than one year, it is possible that your Notes could be treated as a single contingent debt instrument subject to the special rules applicable to contingent payment debt instruments as discussed under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Alternatively, your Notes may be treated as an investment unit (as discussed above) but the Debt Portion may be subject to the general rules applicable to long-term debt. It is also possible that you may be required to include the entire coupon into income at the time it is received or accrued, in accordance with your method of accounting. Accordingly, we urge you to consult your tax advisor as to the possible alternative characterizations of your Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked shares. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the applicable pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

•	Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the linked shares.

PS–6

•

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the prospectus supplement.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the linked shares on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked shares;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

We urge you to read the section “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified below.

The summary information below regarding the company issuing the stock comprising the linked share comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the linked share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

The Boeing Company

According to publicly available information, The Boeing Company (the “Company”) together with its subsidiaries, is one of the world’s major aerospace firms. The Company’s workforce level at December 31, 2006 was approximately 154,000, including approximately 1,300 in Canada and 3,700 in Australia. The Company was originally incorporated in the State of Washington in 1916 and reincorporated in Delaware in 1934. The Company’s principal executive offices are located at 100 N. Riverside, Chicago, Illinois 60606 and their telephone number is (312) 544-2000.

The linked share’s SEC file number is 001-00442.

PS–7

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	65.50	52.00	55.71
June 29, 2001	68.79	54.61	55.60
September 28, 2001	59.21	29.76	33.50
December 31, 2001	39.10	32.40	38.78
March 29, 2002	50.88	38.05	48.25
June 28, 2002	49.58	41.51	45.00
September 30, 2002	45.00	34.13	34.13
December 31, 2002	36.00	28.98	32.99
March 31, 2003	34.30	25.06	25.06
June 30, 2003	36.41	25.67	34.32
September 30, 2003	38.37	31.22	34.33
December 31, 2003	42.28	35.33	42.14
March 31, 2004	44.60	38.68	41.07
June 30, 2004	51.30	40.55	51.09
September 30, 2004	55.15	47.00	51.62
December 31, 2004	55.26	48.96	51.77
March 31, 2005	58.79	49.64	58.46
June 30, 2005	66.00	56.92	66.00
September 30, 2005	67.95	62.41	67.95
December 30, 2005	71.49	64.05	70.24
March 31, 2006	79.18	66.50	77.93
June 30, 2006	88.94	76.98	81.91
September 29, 2006	83.75	72.80	78.85
December 29, 2006	91.10	79.14	88.84
March 31, 2007	91.71	85.43	88.91
June 29, 2007	100.59	88.83	96.16
September 28, 2007	107.23	92.74	104.99
October 19, 2007*	106.65	93.90	93.90

*	High, low and closing prices are for the period starting October 1, 2007 and ending October 19, 2007.

Bank of America Corporation

According to publicly available information, Bank of America Corporation (“the Company”) is a Delaware corporation, a bank holding company and a financial holding company under the Gramm-Leach-Bliley Act. The Company was incorporated in 1998 as part of the merger of BankAmerica Corporation with NationsBank Corporation. The Company’s principal executive offices are located in the Bank of America Corporate Center, Charlotte, North Carolina 28255.

The Company provides a diversified range of banking and nonbanking financial services and products through three business segments: Global Consumer and Small Business Banking, Global Corporate and Investment Banking and Global Wealth and Investment Management. The Company currently operates in 30 states, the District of Columbia and 44 foreign countries. In the United States, it serves more than 55 million consumer and small business relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and more than 21 million active on-line users.

The linked share’s SEC file number is 001-06523.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–8

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	27.74	23.38	27.38
June 29, 2001	30.97	24.80	30.02
September 28, 2001	32.50	25.50	29.20
December 31, 2001	32.50	26.08	31.48
March 29, 2002	34.59	29.43	34.01
June 28, 2002	38.45	33.73	35.18
September 30, 2002	35.97	28.95	31.90
December 31, 2002	35.71	27.08	34.79
March 31, 2003	36.24	32.82	33.42
June 30, 2003	39.95	34.00	39.52
September 30, 2003	41.77	37.44	39.02
December 31, 2003	41.25	36.43	40.22
March 31, 2004	41.38	39.15	40.49
June 30, 2004	42.72	38.96	42.31
September 30, 2004	44.98	41.81	43.33
December 31, 2004	47.44	43.62	46.99
March 31, 2005	47.08	43.66	44.10
June 30, 2005	47.08	44.01	45.61
September 30, 2005	45.98	41.60	42.10
December 30, 2005	46.99	41.57	46.15
March 31, 2006	47.08	43.09	45.54
June 30, 2006	50.47	45.48	48.10
September 29, 2006	53.57	47.98	53.57
December 29, 2006	54.90	51.66	53.39
March 31, 2007	54.05	49.46	51.02
June 29, 2007	51.82	48.80	48.89
September 28, 2007	51.87	47.00	50.27
October 19, 2007*	52.71	47.57	47.57

*	High, low and closing prices are for the period starting October 1, 2007 and ending October 19, 2007.

Ingersoll-Rand Company Limited

According to publicly available information, Ingersoll-Rand Company Limited (the “Company”) a Bermuda company, is a provider of climate control, compact vehicle, construction, industrial and security products. Through its business segments, the Company designs, manufactures, sells and services the following: climate control technologies, including transport temperature control units and refrigerated display merchandisers; compact vehicle technologies, including skid-steer loaders, golf vehicles and utility vehicles; construction technologies, including road construction and repair equipment; industrial technologies, including compressed air systems and tools; and security technologies, including mechanical and electronic security products.

The Company was organized in 1905 under the laws of the State of New Jersey as a consolidation of Ingersoll-Sergeant Drill Company and the Rand Drill Company, whose businesses were established in the early 1870’s. The Company is the successor to IR-New Jersey following a corporate reorganization that became effective on December 31, 2001.

The linked share’s SEC file number is 001-16831.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001	24.24	19.38	19.86
June 29, 2001	24.98	19.18	20.60
September 28, 2001	22.23	15.51	16.90
December 31, 2001	22.63	16.40	20.91
March 29, 2002	26.88	19.80	25.01
June 28, 2002	27.08	22.55	22.83
September 30, 2002	22.58	16.86	17.22
December 31, 2002	23.12	14.92	21.53
March 31, 2003	22.67	17.62	19.30
June 30, 2003	24.54	19.28	23.66
September 30, 2003	29.76	23.63	26.72
December 31, 2003	34.02	27.39	33.94
March 31, 2004	36.13	31.29	33.83
June 30, 2004	36.34	30.48	34.16
September 30, 2004	34.71	31.10	33.99
December 31, 2004	41.00	33.07	40.15
March 31, 2005	43.67	36.54	39.83
June 30, 2005	41.18	35.40	35.68
September 30, 2005	41.50	35.96	38.23
December 30, 2005	41.23	36.35	40.37
March 31, 2006	43.65	38.15	41.79
June 30, 2006	47.63	39.47	42.78
September 29, 2006	43.25	35.29	37.98
December 29, 2006	41.21	36.71	39.13
March 31, 2007	45.42	38.75	43.37
June 29, 2007	55.99	43.61	54.82
September 28, 2007	55.99	47.21	54.47
October 19, 2007*	55.55	49.49	49.49

*	High, low and closing prices are for the period starting October 1, 2007 and ending October 19, 2007.

PS–9